May 13, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

ATTN: Barry McCarty or Kathryn McHale

RE:	Diamond Ranch Foods, Ltd.
Form 10-SB filed March 15, 2005
File No. 000-51206

Dear Sir or Madam:

This correspondence is submitted in response to your letter dated April 15, 2005 regarding the March 15, 2005 filing of Form 10-SB for Diamond Ranch Foods, Ltd. (“DFDR”). Please note that our document has been revised for re-filing pursuant to your comments and that additional disclosure is provided below:

General

1.        Please update the document through May 14, 2005, the statutory date you will be come a        registrant under the Securities and Exchange Act of 1934, as amended.

Response: The document has been updated through May 14, 2005.

2.        We noted that on May 1, 2004, you acquired MBC Foods, Inc., which was accounted for        as a reverse acquisition. In a separately-captioned section of you Form 10-SB, please    provide a tabular disclosure that presents historical financial statements MBC Foods, Inc.     and the proforma adjustments to present the effects of the recapitalization.

Response: The original draft of the 10-SB had proforma disclosures. See Form 10-SB/A for the required proforma disclosures.

3.        Please revise your filing to include those financial statements and pro forma disclosures  required by Rule 3-05 and Article 11 of Regulation S-X, respectively, for your            acquisition of Steiger Meats during the stub period presented in your Form 10-SB. If not  significant to your business, please supplementally provide your significance test           computations.

555 West Street, New York, New York 10014

(212) 807-7600 telephone ☐ (212) 807-7252 facsimile

Response: We did not acquire the stock, assets or liabilities of Steiger Meats other than their list of customers for which there was no cash consideration. The customers on the list represent less than 10% of our gross sales. There is no guarantee that clients shown on the list will remain our customers. As a result no financial statements and pro forma disclosures have been included in the filing.

4.        Please provide a discussion of the nature of your grants and how you accounted for grant        income presented on page F-5. Grants should be recognized in the income statement on a       systematic basis over the periods which they are intended to benefit. Refer to SAB Topic           11A.

Response: The Grant presented on page F-5 came as a result of the WTC Business Recovery Grant Program which provided grants of between three (3) and twenty-five (25) days in lost revenue to businesses with fewer than 500 employees located on or below 14th Street on September 11, 2001. As this grant was for lost revenues experienced as a result of the September 11, 2001 tragedy, the grant was recognized in the period that it was received. A footnote has been added to the financial statements discussing the Grant Income.

Description of Business

Customers – page 5

5.        We note your considerable customer base and private label clients. Please quantify the   extent to which you are dependent on one or few major customers. In addition, please           advise whether you have material contracts which must be filed as an exhibit. See Item   601(b)(10) of Regulation S-B.

Response: We have quantified the extent to which we are dependent on one or few major customers and have included this response in the Form 10-SB/A filing. No material contracts exist and therefore can not be filed as an exhibit.

Competition – page 5

6.        In this section, you address the competitive advantage you have as a smaller meat          processor and distributor. However, you do not discuss the impact growth will have on    this advantage. Please revisit and reconcile this disclosure in your MD&A analysis.

Response: We have addressed the impact growth will have on our competitive advantage of being a smaller meat processor and distributor in the revised MD&A analysis of our Form 10-SB/A.

Risk Factors

7.	We note the risk factors included in your description of business. Please advise what consideration was given to adding the following risks: the risk losing significant clients  would have on profitability, the risks relating to the controlling interest of insiders, the          risk of future dilution of shareholders, or the risk of a non-independent board of directors.

Response: After considering Comment number 7 we have included additional risk factors in the amended filing.

8.        Regarding your statement on page 8 regarding research and development costs over the  next 12 months, please elaborate on these activities and the expected costs.

Response: The research and development costs and activities that are expected to occur over the next 12 months have been elaborated on and included in the Form 10-SB/A filing.

Item 1: Further Information – page 8

9.        Please include the language required by Item 101(c), altering investors to the availability   of your company’s filings.

Response: The language required by Item 101(c), which alters investors’ availability of our company’s filings, has been included in the Form 10-SB/A filing.

Management’s Discussion and Analysis or Plan of Operation

General – page 8

10.       Please expand and detail your Plan of Operation disclosure. See Item 303(a) of    Regulation S-B.

Response: Our Plan of Operation disclosure has been expanded and detailed according to the requirements of Item 303(a) of Regulation S-B and has been included in the Form 10-SB/A filing.

11.       Please discuss the contributing factors to your growth and success and also include any          acquisitions (for example, you do not include the acquisition of Steiger Meats in any    section, and you have not discussed your 34% growth in one quarter). See Interpretive  Release No. 34-48960 and Interpretive Release No. 34-6835.

Response: The contributing factors to our growth and success have been elaborated on and are included in the Form 10-SB/A filing.

12.       In addition, please provide a thorough discussion of recent trends and prospective trends,       as perceived by management. We note that Management has made a number of           projections and discussed trends with the public over the past year.

Response: A thorough discussion of recent trends and prospective trends as perceived by management has been included in the Form 10-SB/A filing.

13.       Please add disclosure regarding revenue growth which compares repeat customer sales  and contrasts new customer revenue on a period by period basis.

Response: Disclosure has been added to the Form 10-SB/A regarding revenue growth which compares repeat customer sales and contrasts new customer revenue on a period by period basis.

14.       On page 9 you state you are able to satisfy cash requirements, material commitments and      applicable filing fees anticipated under your 34 Act obligations for the next 12 months.    Please quantify the estimated cash requirements, material commitments and applicable    filing fee obligations.

Response: The estimated cash requirements, material commitments, and applicable filing fee obligations have been quantified and included in the Form 10-SB/A.

15.       Please highlight the going concern opinion by your auditor and why management does    not consider this situation problematic.

Response: The going concern opinion made by our auditor and management’s assessment of such has been included in our Form 10-SB/A filing.

Description of Property – page 9

16.       Please relocate your potential acquisition disclosure to the MD&A under an appropriate,            new subheading.

Response: Our potential acquisition disclosure has been relocated to the MD&A section under an appropriate new subheading in our Form 10-SB/A filing.

Directors and Executive Officers – page 11

17.       In accordance with Item 401(a)(4), please clarify the business experience of Mr. Vucci      and Mr. DeMarzo over the last five years. It is unclear whether their current biographies      cover the required period of five years.

Response: The business experience of Mr. Vucci and Mr. DeMarzo over the last five years has been clarified and included in our Form 10-SB/A filing.

18.       Regarding Mr. DeMarzo, please expand the disclosure to indicate his academic degrees   and professional licenses. E.g., M.B.A., CPA, CFA etc.

Response: The disclosure on Mr. DeMarzo to indicate his academic degrees and professional licenses has been expanded and included in our Form 10-SB/A filing.

Director Compensation – page 11

19.       We note that two directors are not compensated for their services but it is unclear whether    the remaining three receive any form of compensation. In accordance with Item 402(f),           please clarify whether any director receives compensation for duties performed in the     capacity of director.

Response: Director compensation has been clarified and included in our Form 10-SB/A filing.

Executive Compensation – page 12

20.       Please update the disclosure to include full fiscal year ended March 31, 2005       compensation disclosure.

Response: The compensation disclosure has been updated in our Form 10-SB/A filing to include full fiscal year ended March 31, 2005.

Recent Sales of Unregistered Securities – page 16

21.       The private sale of securities you described as completed on June 3, 2004 should not be        discussed in the context of the Texas Security Code. Because this was an interstate           securities transaction, it falls within federal jurisdiction and you must rely on federal    securities law for an exemption. Please revise this disclosure accordingly.

Response: The disclosure of our private sale of securities completed on June 3, 2004 has been revised to rely on federal securities law and is included in our Form 10-SB/A filing.

Part F/S

General

22.       We note that your accountant is licensed in the state of Utah while your principal    operations are in the state of New York. Confirm to us that this accountant is in          compliance with the New York State licensing requirements. In the event of  noncompliance with New York State requirements, you should consider the need for  additional disclosure or obtaining audit services from a different practitioner.

Response: The Company is a Nevada corporation. The principal auditor procedures were conducted in Salt Lake City, Utah either by or under the supervision of Brent M. Davies, CPA who is licensed in Nevada and works with Robison, Hill & Co., his Nevada CPA license is #3375R originally issued 1-26-00. Our auditors have informed us that it is their understanding that the state of New York requires the auditor to be licensed in New York if the auditor performs the audit in the state of New York. The principal auditor procedures were not performed in New York. Further, in the event of a licensing issue in the future, our auditor has made preliminary arrangements with an accounting firm (Russell Bedford) with offices in New York, should it prove necessary to use them.

23.       We note that on page 17 you state that your interim financial statements have been     reviewed by your independent auditor. If, in any filing, the issuer states that interim       financial statements have been reviewed by an independent public accountant, a report of     the accountant on the review must be filed with the interim financial statements. Please            furnish this report with your filing. Refer to Item 310(b) of Regulation S-B.

Response: A copy of the report is now attached.

24.       In a separate note to the financial statements, please disclose the major components of  your general and administrative expenses. Also, in your MD&A section, compare and            contrast general and administrative expenses for all periods presented with the  comparable prior periods, and explain those differences.

Response: The major components of the general and administrative expenses have been included in the consolidated statement of operations. The remaining amount of general and administrative expenses consist of repairs and maintenance, vehicle expenses, bank charges, insurance, licenses & permits, legal fees, utilities, travel, office supplies, plant supplies, and union dues. These additional items are not greater than 10 percent of total general and administrative expenses.

25.       Please correct the format of your Statement of Stockholders’ Equity on page F-6 to   properly reflect the merger transaction on each component of equity.

Response: The Statement of Stockholders’ Equity has been adjusted to properly reflect the merger transaction on each component of equity.

26.       Please revise your statements of cash flows on pages F-7 and F-8 to present changes in        debt as cash flows used in/provided by financing activities as opposed to operating         activities. Refer to paragraphs 18 through 20 of SFAS No. 95.

Response: The statements of cash flows have been adjusted to present changes in debt as cash flows used in/provided by financing activities as opposed to operating activities.

27.       Please revise the financing section of your statements of cash flows on page F-8 to present the following:

•	Changes in additional paid in capital as cash flows from contributions of capital from shareholders. Refer to paragraphs 18 through 20 of SFAS No. 95.

Response: Adjustment made to statements of cash flows.

•	Stock issued in exchange for services as a supplemental non-cash financing activity. Refer to paragraph 32 of SFAS No. 95.

Response: Adjustment made to statements of cash flows.

Note 1 - Nature of Operations and Going Concern - page F-9

28.       Please revise to include the following relative to your auditor’s conclusion that there is  substantial doubt about the entity’s ability to continue as a going concern for a period of          time not to exceed one year beyond the balance-sheet date;

•

Pertinent conditions and events giving rise to the assessment of substantial doubt about the entity’s ability to continue as a going concern for a period of time not to exceed one year beyond the balance-sheet date;

•	The possible effects of such conditions and events;
•	Management’s evaluation of the significance of those conditions and events and any mitigating factors;

•	Possible discontinuance of operations;

•	Management’s plans (including relevant prospective financial information);

•	Information about the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities.

Response: Comment has been noted and adjustments have been made to Note 1.

Note 2 - Summary of Accounting Policies

29.       In a separately captioned section, please disclose your revenue recognition policies.        Refer to SAB 104.

Response: Revenue Recognition policy now disclosed in Note 2.

Earnings per Share - page F-11

30.       Please revise your earnings per share calculations to include the potential dilutive effects          relating to your convertible debentures outstanding. Refer to paragraph 40 of SFAS No.           128.

Response: Footnote 2 has been revised to include disclosure of convertible debentures outstanding.

31.       SFAS No. 128 requires an entity that has a stock dividend, stock split, or reverse stock  split after the close for the period but before issuance of the financial statements to           compute basic and diluted EPS in those financial statements based on the new number of     shares because those per-share amounts would have to be restated in the subsequent          period. Please revise your earnings per share disclosure to include the effects of your  stock split. Refer to paragraph 133 of SFAS No. 128.

Response: The stock split was inadvertently included in the financial statements. There was no stock split and the stock split disclosure has been removed.

Inventory - page F-12

32.	Please revise to disclose the following relative to your inventory:

•	The method of determining cost (e.g., FIFO);

•	Any inventories stated above costs;

•	Major categories of inventories (raw materials, work in process, finished goods, and supplies) if practicable;

•	Material losses resulting from the write-down from cost to market;

•	Material net losses on inventory firm purchase commitments

Response: Applicable adjustments to the disclosure of inventory have been made.

Note 3 - Income Taxes - page F-13

33.       Please revise to include the disclosures required by paragraphs 41 through 49 of SFAS   No. 109 for each year presented.

Response: Adjustments have been made to Note 3 to include necessary disclosures.

Note 6 - Notes Payable - page F-14

34.       Please revise to discuss the terms of your exchange loan payable. The following         disclosures should be made about your debt obligations and credit arrangements:

•	The terms, interest rates, maturity dates, and subordinate features of significant categories of debt (e.g., notes payable to banks, line of credit agreements, related party notes);

•

Any restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrictive dividends) and assets mortgaged, pledged, or otherwise subject to lien).

Response: Renamed exchange loans payable of the balance sheets to factoring line of credit to correspond with the factoring line of credit disclosure.

Note 8 - Merger - Page F-15

35.       Please supplementally tell us and revise to disclose how you accounted for the reverse  merger and if you have retroactively restated historical stockholder’s equity of the     accounting acquirer prior to the merger for the equivalent number of shares received in  the merger. We are unable to reconcile the information presented in stockholders’ equity          on page F-6 with that provided in Note 8 of the Consolidated Financial Statements.

Response: Note 8 of the financial statements has been corrected to accurately reflect the merger.

Noted 9- Stock Transactions - page F-16

36.       You state here that in April 2004, the Board of Directors of the Company approved a  50:1 “reverse stock split”. Please supplementally provide us with your analysis of how  you arrived at par value and number of authorized shares following this reverse stock  split, and if you retroactively restated these disclosures for each year presented.

Response: Refer to Item number 31.

37.       Please revise to disclose how you determined the fair value of the transactions for which    you received services and exchanged shares of common stock. If the fair value of the            services received is more readily determinable and materially different, then revise as  appropriate. Refer to paragraph 8 of SFAS no. 123.

Response: Disclosure for transactions in which stock was exchanged for services has been adjusted.

Thank you for all courtesies and cooperation extended in this matter.

Very truly yours,

DIAMOND RANCH FOODS, LTD.

By:___/s/_____________________________

Joseph Maggio
Chairman and CEO